EXHIBIT 4

                Britton & Koontz Capital Corporation's Assumption
                                     of the
             Louisiana Bancshares, Inc. Incentive Stock Option Plan


         Attached hereto are resolutions adopted by the board of Britton & Koontz Capital Corporation on November 21, 2000, a form of grant letter, the prospectus delivered to plan participants and Sections 1.04 and 1.05 of the Agreement and Plan of Merger by and between Britton & Koontz Capital Corporation and Louisiana Bancshares, Inc. dated August 25, 2000, which taken together constitute the terms and conditions of Britton & Koontz Capital Corporation's Assumption of the Louisiana Bancshares, Inc. Incentive Stock Option Plan.